FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

(Mark One)

☒

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:  0-26480

PEOPLES STATE BANK

PROFIT SHARING 401(k) PLAN

(Full title of the plan and the address of the plan, if different from the issuer named below)

PSB HOLDINGS, INC.

1905 West Stewart Avenue

Wausau, WI 54401

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Peoples State Bank Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2007 and 2006

Table of Contents

Report of Independent Registered Public Accounting Firm

1

Financial Statements

Statements of Net Assets Available for Benefits

2

Statements of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

Supplemental Schedule

Schedule H – Item 4i – Schedule of Assets (Held at End of Year)

12

i

Report of Independent Registered Public Accounting Firm

Board of Trustees

Peoples State Bank

Wausau, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Peoples State Bank Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

June 20, 2008

Wausau, Wisconsin

Peoples State Bank Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006

Assets

Receivables – Employer contributions	$ 192,739	$ 185,239
Investments	4,944,231	4,556,818

Net assets available for benefits	$ 5,136,970	$ 4,742,057

See accompanying notes to financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Additions:
Employer contributions	$ 309,647	$ 305,288
Participant deferral contributions	402,161	401,006
Participant rollover contributions	5,769	92,682
Interest income:
Participant loans	7,531	1,736
Investment contracts	15,793	11,481
Net appreciation in fair value of investments	333,883	513,715

Total additions	1,074,784	1,325,908

Deductions:
Participant benefits and withdrawals	642,732	1,182,057
Administrative and maintenance fees	37,139	33,353

Total deductions	679,871	1,215,410

Net additions	394,913	110,498
Net assets available for benefits at beginning	4,742,057	4,631,559

Net assets available for benefits at end	$ 5,136,970	$ 4,742,057

See accompanying notes to financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 1

Description of Plan and Funding Policies

The following description of Peoples State Bank Profit Sharing 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan was established on October 1, 1989.  It is a defined contribution plan covering all employees of Peoples State Bank (the “Bank”).  Employees become eligible to participate in the Plan on the first entry date (the first day of the quarter) following the completion of 1,000 hours of service or one year of service, provided they have reached the age of 21.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants are allowed to contribute up to the maximum amount of pretax annual compensation determined by the federal government each year.  The Plan allows participants to roll over distributions from other retirement plans. The Bank currently matches 50% of the first 6% of compensation a participant contributes to the Plan.  Additionally, the Bank may make a discretionary profit sharing contribution as determined by its Board of Directors.  Contributions are subject to certain limitations.

All investments in the participants’ accounts are participant directed.  The Plan currently offers six different mutual funds, PSB Holdings, Inc. common stock, one stable value fund, and six asset allocation models as investments options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution; the Bank’s matching contribution and allocations of (a) the Bank’s discretionary profit sharing contribution and (b) plan earnings/losses.  Discretionary profit sharing allocations are based upon each participant’s eligible pay in proportion to the pay of all eligible participants.  Allocations of plan earnings are based on investment options and account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are always 100% vested in their salary deferral and rollover contributions.  Vesting in the employer match and profit sharing contributions is determined under a vesting schedule based on vesting years of service (20% each year after the first year).  To earn a year of service, participants must be credited with at least 1,000 hours of service.  Participants are fully vested after being credited six years of service for employer matching and profit sharing contributions.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Participant Loans

Participants may borrow from their fund accounts up to a maximum of one-half the participant’s total vested balance, not to exceed $50,000.  Loan transactions are treated as transfers between the participant’s investment fund and the Participant Loan Fund.  Loan terms range from one to five years.  The loans are secured by the balance in the participant’s account.  Loans bear interest at a rate commensurate with the local prevailing rates as determined by the Plan trustee.  The interest rate on all existing loans at December 31, 2007, was 9.25%.  The interest rates on existing loans at December 31, 2006, were in the range of 6.00% to 9.25%.  Principal and interest are paid ratably through biweekly payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a period of time if the vested account balance exceeds $1,000.  If the participant’s vested account balance does not exceed $1,000, the Plan will distribute that portion, in lump-sum, on the first distribution date after the participant terminates employment with the Bank, or as soon as administratively practical following that date.

Forfeitures

Plan forfeitures arise as a result of participants who terminate service with the Bank before becoming 100% vested in the Bank’s matching and discretionary profit sharing contributions.

Forfeitures of Bank matching contributions during 2007 of $9,958 were used to reduce Bank contributions.  Forfeited Bank matching contributions during 2006 totaled $11,892.

Forfeitures of Bank discretionary profit sharing contributions are reallocated as if they were an additional discretionary profit sharing contribution.  Forfeited discretionary profit sharing contributions were $24,480 and $19,285, for the years ended December 31, 2007 and 2006, respectively.

Expenses of the Plan

Administrative expenses charged by the third-party administrator as well as investment advisory and management fees are allocated proportionately to plan participants based on their respective account balances.  Loan fees are charged directly to the participant’s account against the investment option for which the loan was originally charged.  Plan audit fees are absorbed by the Bank.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Plan Termination

The Bank intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.  In the event of termination, the account of each participant will be 100% vested and nonforfeitable.  The account will be held under the Plan and continue to accrue investment earnings until it is used to provide benefits according to the terms of the Plan.

Note 2

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation

The Plan’s various mutual fund and common stock investments are carried at fair value which represents the quoted market values of the underlying investments on the last business day of the plan year including current income and investment expenses.  Investments in common/collective trusts are valued at fair value based on the market value of the underlying investments.  As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statements of net assets available for benefits presents the fair value of the MetLife Stable Value Fund and Delaware Stable Value Fund investment contracts which approximates the contract value.

Loans are valued at cost, which approximates fair value, and are deemed collectible.  Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments.  Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Risk and Uncertainties

The Plan invests in various mutual funds as well as PSB Holdings, Inc. common stock.  Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements.  SFAS No. 157 defines fair value, sets out a framework for measuring fair value in accounting principles generally accepted in the United States, and expands disclosures about fair value measurements of assets and liabilities.  SFAS No. 157 applies under other accounting pronouncements previously issued by FASB that require or permit fair value measurements, and is effective for fiscal years beginning after November 15, 2007.  Management does not expect the adoption of SFAS No. 157 to have a material effect on the financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 3

Investments

The following represents a summary of the market value of investments at December 31, 2007 and 2006.  Investments that individually represent 5% or more of the Plan’s net assets available for benefits are separately identified.

	Asset Market Value
	2007	2006
Investments at Fair Value as
Determined by Quoted Market Price

Common stock – PSB Holdings, Inc.	$ 125,268	$ 110,564

Registered investment companies:
American Funds Europacific Growth Fund	777,043	567,911
American Funds The Growth Fund of America, Inc.	621,539	584,370
Oppenheimer Small & Mid Cap Value Fund	589,967	553,526
Pimco Total Return Institutional Fund	809,337	842,501
Vanguard 500 Index Fund	926,293	787,609
Vanguard Windsor II Admiral Shares Fund	652,380	675,408
Other	888	19,373

Investments at Estimated Fair Value

Participant loans	79,384	65,019

Investments at Fair Value

Common collective trust with MetLife - Stable Value
Fund AST Version	362,132	127,508

Other	0	223,029

Total investments	$ 4,944,231	$ 4,556,818

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

During 2007 and 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Net Change in Fair Value
Investments at Fair Value as
Determined by Quoted Market Price	2007	2006

Common stock – PSB Holdings, Inc.	$ (18,971)	$ (382)
Registered investment companies	352,854	514,097

Net appreciation in fair value	$ 333,883	$ 513,715

Note 4

Guaranteed Investment Contract

In 2007 and 2006, the Plan maintained fully benefit-responsive investment contracts with Delaware Trust and MetLife.  The investment contract with Delaware Trust was terminated on January 17, 2007.  Contributions are maintained in common/collective trust accounts.  The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Delaware Trust and MetLife, respectively.

As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract.  Contract value, as reported by Delaware Trust and MetLife, approximates fair market value and represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value; however, the investment contract is subject to certain restrictions which may impact the Plan’s ability to fully realize the investment contract’s value under certain conditions.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates were reviewed on a daily basis for resetting under the Delaware Trust contract and are reviewed quarterly under the MetLife contract.

The average yield and crediting interest rates on the MetLife contract were 6.17% and 4.67%, respectively, for the year ended December 31, 2007.  The average yield and crediting interest rates on the MetLife contract were 5.27% and 4.64%, respectively, for the year ended December 31, 2006.  The average yield and crediting interest rates on the Delaware Trust contract were 2.15% and 2.18% respectively, for the year ended December 31, 2006.  Due to the investment contract with Delaware Trust being terminated during January 2007, the average yield and crediting interest rates were not available.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 5

Transactions with Parties-in-Interest

PSB Holdings, Inc. is the parent company of Peoples State Bank, which serves as the sponsor of the Plan.  The Plan had the following transactions with PSB Holdings, Inc.

	2007	2006

Purchases of stock:
Number of shares	1,269	1,506
Value of shares on transaction dates	$ 36,557	$ 47,135
Average share price purchased	$ 28.81	$ 31.29

Sales of stock:
Number of shares	106	857
Value of shares on transaction dates	$ 2,882	$ 27,300
Average share price sold	$ 27.19	$ 31.84

At December 31, 2007 and 2006, the Plan held 4,818 and 3,655 shares of PSB Holdings, Inc. common stock, respectively.

Note 6

Tax-Exempt Status of the Plan

The Bank adopted a Prototype Nonstandard 401(k) Profit Sharing Plan with CODA (cash or deferred arrangement) and utilizes the services of its third-party administrator, Interactive Retirement Systems Ltd.  Interactive Retirement Systems Ltd. has received an IRS notification letter dated August 26, 2002, which indicates that an employer who adopts this plan may rely on the notification letter with respect to the qualification of its plan under the appropriate sections of the Internal Revenue Code.  Companies that adopt a prototype plan approved by the IRS are no longer required to obtain a determination letter.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 7

Subsequent Events

Effective January 1, 2008, the Plan was amended to incorporate the following changes:

•

Participants will be allowed to make post-tax deferrals into a Roth 401(k) in addition to pre-tax 401(k) deferrals.

•

Participants will be eligible for salary deferral and employer matching contributions on the first day of the month following 90 days of employment, provided they have reached age 21.

•

Participants meeting eligibility requirements will automatically have 6% of eligible wages deferred into the Plan into a default investment fund unless otherwise elected.

•

Participants will vest 100% in employer matching contributions after completing two years of service.  To earn a year of service, participants must be credited with at least 1,000 hours of service.

•

The Plan has adopted a safe harbor matching provision.  The Bank will match 100% of the employee’s first 1% deferred and 50% on the next 5% deferred.

•

The employer matching contribution will be allocated to a participant’s account annually rather than biweekly.

Peoples State Bank Profit Sharing 401(k) Plan

Plan’s EIN #39-1305529 Plan #002

Schedule H – Item 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b)	(c)	(d)	(e)
		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	Fiserv Trust	Fiserv Trust Money Market Account	**	$ 888
	American Funds	American Funds Europacific Growth Fund	**	777,043
	American Funds	American Funds The Growth Fund of America, Inc.	**	621,539
	Oppenheimer	Oppenheimer Small & Mid Cap Value Fund	**	589,967
	Pimco	Pimco Total Return Institutional Fund	**	809,337
	Vanguard	Vanguard 500 Index Fund	**	926,293
	Vanguard	Vanguard Windsor II Admiral Shares Fund	**	652,380
*	PSB Holdings, Inc.	PSB Holdings, Inc. common stock	**	125,268
	MetLife	MetLife Stable Value Fund AST Version	**	362,132
	Participant Loans	Loans receivable - 9.25%	0	79,384

*  Party-in-interest to the Plan

**All investments are participant-directed; therefore, cost information may be omitted.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Peoples State Bank Profit Sharing 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES STATE BANK

DATE:  June 30, 2008

By:  SCOTT M. CATTANACH

Scott M. Cattanach

Senior Vice President and

Chief Financial Officer

EXHIBIT INDEX

to

FORM 11-K

of

PEOPLES STATE BANK

PROFIT SHARING 401(k) PLAN

for the year ended December 31, 2007

Pursuant to Section 102(d) of Regulation S-T

(17 C.F.R. §232.102(d))

Exhibit 23.1

Consent of Wipfli LLP